February 10, 2011

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Form RW-Withdrawal of Request for Acceleration of Registration Statement on Form S-1

File No. 333-162084

Dear Mr. Regan;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), OICco Acquisition I, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Request for Acceleration of Registration Statement on Form S-1 as filed on February 10, 2011.

The Company requests withdrawal of the Request for Acceleration of Registration Statement in light of the continuing review of the filing.

Please forward copies of the order consenting to the withdrawal of the Request for Acceleration of Registration Statement to Harold P. Gewerter, Esq. of Harold P. Gewerter, Esq. Ltd. via facsimile at (702) 382-1759.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company’s counsel at (702) 382-1714.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk,

President

OICco Acquisition I, Inc.